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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 17 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,715,840 shares, which constitute approximately 12.6% of the total number of shares outstanding. All ownership percentages assume that there are 21,615,268 shares outstanding, including 140,400 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward W. Rose, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Edward W. Rose, III is a citizen of the United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,454,160 (1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 1,454,160 (1)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,494,160 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 3 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 96,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes shares subject to options for (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $4.625 per share, (iii) 10,000 shares at $7.875 per share, (iv) 10,000 shares at $16.15 per share and 7,500 shares at $28.71 per share. Excludes deferred stock units representing 22,752 shares of Stock.

(2)
Includes 96,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Includes shares subject to options for (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $4.625 per share, (iii) 10,000 shares at $7.875 per share, and (iv) 10,000 shares at $16.15 per share, all of which are exercisable within 60 days. Excludes shares subject to an option for 7,500 shares at $28.71 per share which is not exercisable within 60 days. Excludes deferred stock units representing 22,752 shares of Stock.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James F. Gero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION James F. Gero is a citizen of the United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 237,120 (1)

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 237,120 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,120 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 5 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 237,120 shares held jointly with Catherine A. Gero. Excludes shares subject to options for (i) 10,000 shares at $4.625 per share, (ii) 10,000 shares at $7.875 per share, (iii) 10,000 shares at $13.80 per share, (iv) 10,000 shares at $16.15 per share and (v) 7,500 shares at $28.71 per share. Excludes deferred stock units representing 15,498 shares of Stock.

(2)
Includes 237,120 shares held jointly with Catherine A. Gero. Includes shares subject to options for (i) 10,000 shares at $4.625 per share, (ii) 10,000 shares at $7.875 per share, (iii) 10,000 shares at $13.80 per share, (iv) 10,000 shares at $16.15 per share, all of which are exercisable within 60 days. Excludes shares subject to an option for 7,500 shares at $28.71 per share, which is not exercisable within 60 days. Excludes deferred stock units representing 15,498 shares of Stock.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Cupak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION John F. Cupak is a citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,660 (1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 8,660 (1)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,860 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 7 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 4,000 shares subject to an option at $4.55 per share, 18,000 shares subject to an option at $12.78 per share, and 10,000 shares subject to an option at $28.33 per share.

(2)
Includes 7,200 shares subject to an option at $12.78 per share, which is exercisable within 60 days. Excludes 4,000 shares subject to an option at $4.55 per share, 10,800 shares subject to an option at $12.78 per share, and 10,000 shares subject to an option at $28.33 per share, none of which are exercisable within 60 days.

CUSIP No. 26168L 205	13D	Page 8 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

        Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004, Amendment No. 15 thereto dated May 31, 2005 and Amendment No. 16 thereto dated November 17, 2005: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), David L. Webster (“DLW”), Domenic D. Gattuso (“DDG”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (“WER”), Lela Helen Rose (“LHR”), and Cardinal Partners, L.P. (“CPLP”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 9 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1. Security and Issuer
No Material Change

Item 2. Identity and Background
No Change

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is hereby partially amended by substituting the following information for the information relating to EWR.

           EWR expended an aggregate of $1,176,208 for the shares owned by him exclusive of (i) shares subject to options and (ii) shares held as Trustee for CICPS.

CUSIP No. 26168L 205	13D	Page 10 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

Item 4.	Purpose of Transaction

No material change.

Item 5.	Interest in Securities of the Issuer

                              Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to EWR and JFC.

                Because of (i) EWR’s sole ownership of 1,398,160 shares including 40,000 shares pursuant to options exercisable within 60 days, and (ii) his sole voting and dispositive power as Trustee over the 96,000 shares owned by CICPS, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,494,160, constituting approximately 6.9% of the outstanding shares of Stock.

                Because of JFC’s sole ownership of 15,860 shares including 7,200 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 15,860 constituting approximately 0.1% of the outstanding shares of the Stock.

CUSIP No. 26168L 205	13D	Page 11 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

                Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to EWR and JFC.

                EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,454,160 shares of Stock, excluding 40,000 shares subject to options which are exercisable within 60 days.

                JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 7,200 shares subject to options which are exercisable within 60 days.

CUSIP No. 26168L 205	13D	Page 12 of 17 Pages

ATTACHMENT TO SCHEDULE 13d

                Paragraph (c) of Item 5 is hereby amended by adding at the end thereof the following:

                Since November 30, 2005 the following transactions in shares of the Stock were affected by the Reporting Persons:

                On December 2, 2005 EWR sold 69,700 shares of Stock at a price of $29.526 per share, in third market block transactions.

                On December 2, 2005 JFC exercised an option for 16,000 shares of Stock, at an option price of $4.55 per share.

                On December 2, 2005 JFC sold 16,000 shares of stock at a price of $30.00 per share, in the open market.

                On December 5, 2005 EWR sold 500 shares of Stock at a price of $29.50 per share in third market block transactions.

                On December 6, 2005 EWR sold 27,100 shares of Stock at a price of $29.518 per share, in third market block transactions.

                On December 11, 2005 EWR exercised an option for 10,000 shares of Stock, at an option price of $4.602 per share.

                On December 11, 2005 EWR exercised an option for 10,000 shares of Stock, at an option price of $2.839 per share.

                On December 13, 2005 EWR sold 27,200 shares of Stock at a price of $29.937 per share, in third market block transactions.

                On December 14, 2005 EWR sold 21,100 shares of Stock at a price of $29.638 per share, in third market block transactions.

                On December 15, 2005 EWR was granted an option for 7,500 shares of Stock, at an option price of $28.71 per share.

                On December 15, 2005 JFG was granted an option for 7,500 shares of Stock, at an option price of $28.71 per share.

                On December 15, 2005 EWR sold 37,500 shares of Stock at a price of $29.008 per share, in third market block transactions.

                On December 20, 2005 EWR sold 5,700 shares of Stock at a price of $29.002 per share, in third market block transactions.

CUSIP No. 26168L 205	13D	Page 13 of 17 Pages

ATTACHMENT TO SCHEDULE 13d

Item 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

No Significant change.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

No significant change.

CUSIP No. 26168L 205	13D	Page 14 of 17 Pages

                                                                      ATTACHMENT TO SCHEDULE 13D

                        After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 20, 2005
/s/ Leigh J. Abrams
——————————————————————
Leigh J. Abrams, on his own behalf, and
as Attorney-in-fact for:
Edward W. Rose, III (1)
Evelyn D. Potter Rose (1)
Cardinal Investment Company, Inc.
Profit Sharing Plan (1)
Fredric M. Zinn (2)
David L. Webster (2)
Domenic D. Gattuso(2)

————————————

[1]  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

[2]  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 15 of 17 Pages

James F. Gero (3)
Larry Schoenbrun (4)
John F. Cupak (4)
William Edward Rose (5)
Lela Helen Rose (5)
Cardinal Partners L.P. (5)

————————————

[3]  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

[4]  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

[5] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 16 of 17 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

                Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: December 20, 2005

/s/ Leigh J. Abrams
———————————————————
Leigh J.Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III (1)
Evelyn D. Potter Rose (1)
Cardinal Investment Company, Inc
Profit Sharing Plan (1)
Fredric M. Zinn (2)
David L. Webster (2)
Domenic D. Gattuso (2)

                [1] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [2] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 17 of 17 Pages

James F. Gero (3)
Larry Schoenbrun (4)
John F. Cupak (4)
William Edward Rose (5)
Lela Helen Rose (5)
Cardinal Partners L.P. (5)

                [3] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [4] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 3D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [5] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.